Exhibit (a)(5)(F)

FOR IMMEDIATE RELEASE	NEWS RELEASE
Contact:
Robert M. Thornton, Jr.
Chief Executive Officer
(770) 933-7004

SUNLINK HEALTH SYSTEMS, INC. ANNOUNCES

TERMINATION OF ITS PREVIOUSLY SUSPENDED SHARE

REPURCHASE PROGRAM

Atlanta, GA (June 2, 2020) – – SunLink Health Systems, Inc. (NYSE: AMERICAN: SSY) today announced that its share repurchase program terminated pursuant to its terms on June 1, 2020. The program was previously suspended on March 24, 2020, due to uncertainly relating to the COVID-19 pandemic.

A total of 87,534 shares were purchased under the Program for an aggregate purchase price of $100,706. As of June 1, 2020, the Company had 292 shareholders of record. If the number of holders of record remains under 300, the Company is entitled to deregister. Currently, the Company does not expect to take any action to deregister absent a material reduction below 300 holders of record.

SunLink Health Systems, Inc. is the parent company of subsidiaries that own and operate healthcare businesses in the Southeast. Each of the Company’s healthcare businesses is operated locally with a strategy of linking patients’ needs with healthcare professionals. For additional information on SunLink Health Systems, Inc., please visit the Company’s website.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the company’s business strategy. These forward-looking statements are subject to certain risks, uncertainties and other factors, which could cause actual results, performance and achievements to differ materially from those anticipated. Certain of those risks, uncertainties and other factors are disclosed in more detail in the company’s Annual Report on Form 10-K for the year ended June 30, 2019 and other filings with the Securities and other filings with the Securities and Exchange Commission which can be located at www.sec.gov.